UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On October 25, 2018, Cellect Biotechnology Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”) at which the Company’s ordinary shareholders and ADS holders passed the sold agenda item as described below and as described in Exhibit 99.1 to the Company’s Form 6-K furnished by the Company to the Securities and Exchange Commission on September 20, 2018.

At the Extraordinary Meeting, Jonathan Burgin was elected as an external director for a three-year term ending October 24, 2021. Mr. Burgin will additionally serve on the Company’s audit committee and compensation committee.

Jonathan Burgin, has served as the CFO and COO of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCancell Ltd.) since October 2016, having previously served as CEO from 2012 to 2016, and as CFO from 2011 to 2012. From 2006 to 2011, he was CFO of Radcom, Ltd. (NASDAQ: RDCM), a service assurance provider, and CFO of XTL Biopharmaceuticals (TASE: XTL, NASDAQ: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was CFO of YLR Capital Markets, a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International, Ltd, between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

In connection with the election of Mr. Burgin, Mr. Burgin was granted 150,000 options to purchase 150,000 ordinary shares (represented by 7,500 ADSs) according to the following terms: (i) the exercise price per option shall be NIS 0.899; (ii) the options shall vest over a four-year period with 25% of the options vesting on October 24, 2019 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: October 25, 2018		Title: Chief Financial Officer

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